SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 September 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 13 September 2023
           re: Board and Committee changes

          13 September 2023

LLOYDS BANKING GROUP PLC: SENIOR INDEPENDENT DIRECTOR AND BOARD COMMITTEE CHANGES

Lloyds Banking Group plc announces that, having served nine years as a Non-Executive Director, Alan Dickinson will cease to be Senior Independent Director on 13 September 2023. He will continue as Deputy Chair and in other Board roles while plans for his broader succession are implemented. As part of these plans, he will also step down as both Chair and member of the Remuneration Committee on 13 September 2023.

Cathy Turner will succeed Alan as Senior Independent Director and Chair of the Remuneration Committee and will become a member of the Nomination and Governance Committee, also with effect from 13 September.

END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 13 September 2023